KNIGHTSBRIDGE SHIPPING LIMITED
Par la Ville Place, 4th Floor
14 Par la Ville Road
Hamilton, HM 08
Bermuda

February 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street N.E.
Washington, D.C. 20549-7010
Attention:  Anne Nguyen Parker, Assistant Director

Re:	Knightsbridge Shipping Limited Registration Statement on Form F-4 (No. 333-200319)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-4 initially filed with the U.S. Securities and Exchange Commission (the "Commission") on November 18, 2014, as amended, be accelerated so that it will be made effective at 2:00 p.m. Eastern Standard Time on February 25, 2015, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

KNIGHTSBRIDGE SHIPPING LIMITED

By:	/s/ Ola Lorentzon
Name:	Ola Lorentzon
Title:	Chief Executive Officer